Item 24(b)(13)(i)


                                                              March   , 1997



The Board of Trustees
Rochester Fund Municipals
350 Linden Oaks
Rochester, NY 14625

To the Board of Trustees:

         OppenheimerFunds, Inc. ("OFI") herewith purchases________ Class B of Rochester Fund Municipals at a net asset value per share of $______, for an aggregate purchase price of $1000.

         In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.


                                                     Very truly yours,

                                                     OppenheimerFunds, Inc.



                                                     Robert G. Zack
                                                     Senior Vice President